FORM OF LETTER
WESTERN CAPITAL RESOURCES, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Western Capital Resources, Inc.

[●], 2012

To Our Clients:

Enclosed for your consideration are a prospectus, dated [●], 2012 (the “Prospectus”), and the “Instructions as to Use of Western Capital Resources, Inc. Rights Certificates” relating to the offering (the “Rights Offering”) by Western Capital Resources, Inc. (“Western”) of shares of common stock pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Western’s capital stock at the close of business (5:00 p.m. Minneapolis time) on [●], 2012 (the “Record Date”). The Rights and common stock are described in the Prospectus.

In the Rights Offering, Western is offering an aggregate of [●] shares of common stock, as described in the Prospectus. The Rights will expire, if not exercised prior to 5:00 p.m., Minneapolis time, on [●], 2012, unless extended by Western (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive [●] Rights for each share of capital stock owned at the close of business on the Record Date (rounded to the nearest whole Right, with halves rounded down). Each Right will allow you to subscribe for one full share of common stock (the “Basic Subscription Privilege”) at the cash price of $[●] per share (the “Subscription Price”). For example, if you owned 100 shares of capital stock as of the close of business on the Record Date, you would receive [●] Rights and would have the right to purchase an equal number of shares of common stock at the Subscription Price.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of common stock that are not purchased by shareholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. This proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of common stock available to you, assuming that no shareholder other than you has purchased any shares of common stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Any excess subscription payments received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

Western can provide no assurance that each you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. For example, Western will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of common stock are available following the exercise of subscription rights under the Basic Subscription Privileges.

To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of your Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See the section of the Prospectus captioned “The Rights Offering—Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. In this regard, we urge you to read the document carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of common stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Minneapolis time, on [●], 2012, unless extended by Western. Once you have exercised the Basic Subscription Privilege or the Over-Subscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Maslon Edelman Borman & Brand, LLP, counsel to Western (attention Paul D. Chestovich, Esq.), by calling (612) 672-8305. Other questions or requests for assistance concerning the rights offering should similarly be directed to Western’s counsel.

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